FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

The following press release was issued on July 8, 2022, at 6:45 AM ET:

Waldencast Registration Statement Related to Business Combination with Obagi Skincare and Milk Makeup Declared Effective by SEC

•	Extraordinary general meeting for Waldencast shareholders to be held on July 25, 2022 at 9:00 AM ET

•
Subject to shareholder approval, business combination with Obagi Skincare and Milk Makeup expected to close as soon as possible after the extraordinary general meeting, after which the combined company will be listed on Nasdaq under the symbol “WALD”

•	The Waldencast Board of Directors recommends that shareholders vote “FOR” all the proposals at the extraordinary general meeting

NEW YORK, July 08, 2022 (GLOBE NEWSWIRE) – Waldencast Acquisition Corp. (NASDAQ: WALD) (“Waldencast”), a special purpose acquisition company, has announced that the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-4 in connection with the previously announced proposed business combination (the “Business Combination”) with leading physician-dispensed, results-driven skin care brand Obagi Global Holdings Limited (“Obagi Skincare”) and award-winning makeup and skin care brand Milk Makeup LLC (“Milk Makeup”).

Waldencast has engaged Morrow Sodali LLC (“Morrow”) as its proxy solicitor in connection with the extraordinary general meeting. Shareholders who need additional copies of proxy materials, would like to obtain proxy cards or have questions regarding the proposals to be presented at the extraordinary general meeting may contact Waldencast’s Secretary by written request at Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, NY 10606, or by telephone request at (917) 546-6828; may contact Morrow by calling (800) 662-5200 (individuals) or (203) 658-9400 (banks and brokers); or may obtain information and materials from the SEC through the SEC’s website. To obtain timely delivery of documents, shareholders must request them no later than July 18, 2022, five business days before the extraordinary general meeting.

The extraordinary general meeting to approve the business combination will be held on July 25, 2022 at 9:00 AM ET and can be accessed virtually by visiting https://www.cstproxy.com/waldencast/2022. Waldencast recommends that you log in at least 15 minutes before the extraordinary general meeting to ensure you are logged in when the extraordinary general meeting starts. All shareholders of Waldencast are strongly encouraged to read the definitive proxy statement/prospectus carefully and in its entirety before voting, and to vote as soon as possible in advance of the extraordinary general meeting.

The Business Combination among Waldencast, Obagi Skincare and Milk Makeup is expected to be consummated after receipt of the approvals by shareholders of Waldencast and the satisfaction, or waiver, of other customary closing conditions. Upon the closing of the transactions with Obagi Skincare and Milk Makeup, both companies will become part of the Waldencast portfolio, and the combined company will be listed on Nasdaq under the symbol “WALD”.

About Obagi Skincare

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Skincare products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website, Facebook, Twitter and Instagram pages.

About Milk Makeup

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s vision is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling the next generation of conscious, purpose-driven brands.  Waldencast entered into agreements regarding its proposed business combination with Obagi Skincare and Milk Makeup as a first step in realizing its vision. Waldencast intends to seek brands with a direct connection to today’s evolving consumers whose goals include pursuing social responsibility, inclusiveness, sustainability, and transparency. Its goal is to become the partner of choice for next-generation brands and consumers by leveraging the collective leadership and the industry-specific operating experience of its management team.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This press release relates to proposed transactions between Obagi Skincare and Waldencast and Milk Makeup and Waldencast. This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi Skincare or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended on March 4, 2022, March 18, 2022, April 27, 2022, May 13, 2022, June 16, 2022, June 30, 2022 and July 1, 2022, which was declared effective by the SEC on July 6, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be mailed to all Waldencast shareholders of record as of May 27, 2022, the record date established for the extraordinary general meeting of shareholders relating to the proposed transactions on or about July 8, 2022. Waldencast also will file other documents regarding the proposed transactions with the SEC. This press release does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting or investment decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi Skincare, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi Skincare and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi Skincare, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements investments (as such terms are defined in the registration statement on Form F-4 discussed above), (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Equity Purchase Agreement (as such terms are defined in the registration statement on Form F-4 discussed above), (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi Skincare’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi Skincare’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi Skincare and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the definitive proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi Skincare, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi Skincare, or Milk Makeup gives any assurance that Waldencast, Obagi Skincare or Milk Makeup, or the combined company, will achieve their expectations.

Contacts

Investors
ICR
Allison Malkin
waldencastir@icrinc.com
203-682-8225

Media
Gladstone Place Partners
Steve Lipin/Christina Stenson
waldencast@gladstoneplace.com
212-230-5930